Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

January 23, 2024

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549 Attention: Ameen Hamady and Kristi Marrone

Re:	PowerUp Acquisition Corp.
Form 10-K for the year ended December 31, 2022
Filed March 21, 2023
File No. 001-41293

Dear Ameen Hamady and Kristi Marrone:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated December 26, 2023 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2022 (the “Annual Report”), filed with the SEC on March 21, 2023.

For reference purposes, the Staff’s numbered comment from the Comment Letter is set forth in bold text below, followed by the Company’s response to the comment.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance January 23, 2024 Page 2

The response below is based on information provided to Dykema Gossett PLLC by the Company.

Form 10-K for the year ended December 31, 2022

Item 1A. Risk Factors, page 22

1.	We note your disclosure that were you considered to be a foreign person, any proposed business combination between the Company and a U.S. business engaged in a regulated industry or which may affect national security could be subject to foreign ownership restrictions and/or CFIUS review which could impact your ability to complete your initial business combination. Please further expand your disclosures, to clearly state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person so that investors have the necessary context to assess the risk you disclose.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, SRIRAMA Associates, LLC, is not currently controlled by, nor has substantial ties with non-U.S. person(s). Additionally, all officers and directors of the Company are U.S. citizens and U.S. residents. The current owner of SRIRAMA Associates, LLC, is the Chief Executive Officer of the Company, and to the extent additional investors are brought in to the sponsor, we are informed they will all be U.S. citizens. In future filings with the SEC the Company, where applicable, will clarify its disclosure regarding its sponsor and whether it is, is controlled by, or has substantial contacts with non-U.S. persons.

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Thank you for your review and consideration of the matters set forth in this Response. If you have any questions, please contact the undersigned at (414) 488-7321 or pwaltz@dykema.com.

Sincerely,

Dykema Gossett PLLC

By:	/s/ Peter F. Waltz
Peter F. Waltz, Esq.

cc:	Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.